Exhibit 99.69

PRESS RELEASE

For immediate release

NuRAN Announces Intention to Close the Restructuring Transaction and Additional Debt Settlements

Quebec, QC, Canada, December 16th, 2025 – NuRAN Wireless Inc. (“NuRAN” or the “Company”) (CSE: NUR) (OTC: NRRWF) (FSE: 1RN), a leading provider of mobile and broadband wireless infrastructure, announces that further to its press release dated December 5, 2025 (the “Dec 5 NR”), the Company intends to close the Restructuring Transaction on December 23, 2025. As described in the Dec 5 NR, the Restructuring Transaction will result in the Company issuing an aggregate of $30,000,000 of Units (as defined in the Dec 5 NR), at the Issue Price (as defined in the Dec 5 NR) per Unit.

In addition, as detailed in the Dec 5, NR, the Company has been working to raise up to an additional $5,500,000 of Units, to provide the company with additional working capital, and to settle up to an additional $5,500,000 owed to other debt holders and services providers, who are willing to settle the amounts they are owed into Units at the Issue Price for a total of up to $11,000,000. Currently the Company has received commitments for an additional $1,500,000 of additional cash subscriptions, and $2,500,000 of debt settlements with existing debt holders and services providers. The closing of these additional amounts may be concurrent to or following the closing of the Restructuring Transaction, but will mirror the same terms of the Restructuring Transaction.

About NuRAN Wireless:

NuRAN Wireless is a leading rural telecommunications company that meets the growing demand for wireless network coverage in remote and rural regions around the globe. With its affordable and innovative scalable solutions of 2G, 3G, and 4G technologies, NuRAN Wireless offers a new possibility for more than one billion people to communicate effectively over long distances efficiently and affordably. “Bridging the Digital Divide, One Connection at a Time.”

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

Frank Candido

Investor relations

Frank.candido@nuranwireless.com

Tel: (514) 969-5530

PRESS RELEASE

Forward Looking Statements

This news release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as, “expects”, “is expected”, “anticipates”, “intends”, “believes”, or variations of such words and phrases or state that certain actions, events or results “may” or “will” be taken, occur or be achieved. Forward-looking statements include those relating to completion of the Consolidation, and timing and effect thereof, to completion of the Restructuring Transaction, and timing and effect thereof, to completion of the additional demand for Units, and timing and effect thereof.

Forward-looking statements are not a guarantee of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results projected, expressed or implied by these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, such as, the risk that the Company will not complete the Consolidation; the risk that the Company will not complete the Restructuring Transaction; the risk that the Company will not complete the additional demand for Units; uncertainties and risks relating to NuRAN’s business and the economy generally; NuRAN’s ability to collect fees from our telecommunication providers and reliance on the network of our telecommunications providers, the capacity of the Company to deliver in a technical capacity and to import inventory to Africa at a reasonable cost; NuRAN’s ability to obtain project financing for the proposed site build out under its NaaS agreements with Orange, MTN and other telecommunication providers, the loss of one or more significant suppliers or a reduction in significant volume from such suppliers; NuRAN’s ability to meet or exceed customers’ demand and expectations; significant current competition and the introduction of new competitors or other disruptive entrants in the Company’s industry; effects of the global supply shortage affecting parts needed for NuRAN’s sites and site installations; NuRAN’s ability to retain key employees and protect its intellectual property; compliance with local laws and regulations and ability to obtain all required permits for our operations, access to the credit and capital markets, changes in applicable telecommunications laws or regulations or changes in license and regulatory fees, downturns in customers’ business cycles; and insurance prices and insurance coverage availability, the Company’s ability to effectively maintain or update information and technology systems; our ability to implement and maintain measures to protect against cyberattacks and comply with applicable privacy and data security requirements; the Company’s ability to successfully implement its business strategies or realize expected cost savings and revenue enhancements; business development activities, including acquisitions and integration of acquired businesses; the Company’s expansion into markets outside of Canada and the operational, competitive and regulatory risks facing the Company’s non-Canadian based operations. Accordingly, readers should not place undue reliance on forward looking information. Other factors which could materially affect such forward-looking information are described in the risk factors in the Company’s most recent annual management’s discussion and analysis that is available on the Company’s profile on SEDAR+ at www.sedarplus.ca.